Mail Stop 3561

December 5, 2006

William E. Hale, President
Portage Bancshares, Inc.
1311 East Main Street
Ravenna, Ohio 44266

      RE: **Portage Bancshares, Inc. ("the company")**
              Amendment No. 1 to Form 1-A Offering Statement
              Filed November 2, 2006
              File No. 24-10152

Dear Mr. Hale:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Distribution of Assets, Liabilities and Shareholders Equity, page 21

1. For each period presented, please revise to disclose how non-accruing loans have been treated in your table of distribution of assets, liabilities and shareholders equity as required by Instruction (1) to Item I of Industry Guide 3. Also, revise your disclosure under the Investment Portfolio section to state whether yields on tax-exempt obligations have been computed on a tax equivalent basis, as required by the instructions to Item II of Industry Guide 3.

Loan Portfolio, page 26

2. We reviewed your response to our prior comment 15. We note that non-accrual loans increased significantly from December 31, 2005 to June 30, 2006. In addition, we note that the nature and extent of potential problem loans at each date are not disclosed as required by Item III.C.2 of Industry Guide 3. Please revise your disclosure to include the reasons behind the significant increase in non-accrual loans from December 31, 2005 to June 30, 2006, as well as the amounts of potential problem loans outstanding at each date, or tell us why you believe that no additional disclosures are required.

Short-term Borrowings, page 31

3. Please revise your disclosure of short-term borrowings to include all information required by Item VII of Industry Guide 3 (e.g. - maximum and average amount outstanding and weighted average interest rate, and information relating to the year ended December 31, 2004), or tell us why you believe that no additional disclosures are required.

Subordinated Debentures, page 34

4. As previously requested in the staff's comment #9 in our letter dated September 11, 2006, please disclose the impact of such redemption on the Trust and its security holders.

Signatures

5. We note counsel's supplemental response #33 in your letter dated November 1, 2006. In this regard, please add a footnote to the Signature page, summarizing the response.

Financial Statements

General

6. We reviewed your response to our prior comment 41. We believe that Items (1) and (2) of Part F/S require the financial statements to be updated through a date

within six months of the filing date of each amendment and at the effective date of the offering statement. Accordingly, we cannot agree to your request to accept the June 30, 2006 interim financial statements as sufficient until the audited financial statements for the year ended December 31, 2006 are available. We note that the June 30, 2006 financial statements will be considered current through December 27, 2006. Update the financial statements as required by Part F/S and provide a currently dated consent of the independent accountants with your amended filing in accordance with Part III - Exhibits Item 2 (10) of the Form 1-A general instructions.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Brian Bhandari at (202) 551-3390 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mark A. Peterson, Esq.
    via fax (614) 228-1472